EXHIBIT 99.50

CERTIFICATE AND CONSENT

The undersigned, on behalf of Resource Modeling Incorporated ("Resource Modeling"), hereby consents to the use and reference of Resource Modeling's name in connection with reference to Resource Modeling's involvement in the preparation of information contained in technical reports entitled "Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico" dated December 10, 2009, as described or incorporated by reference in Fortuna Silver Mines Inc.'s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

RESOURCE MODELING INCORPORATED,

/s/ Michael J. Lechner
Name:	Michael J. Lechner P. Geo.
Title:	President

September 13, 2011